Management’s Discussion and Analysis

December 12, 2007

Following is management’s discussion and analysis (MD&A) of the results of operations for MDS Inc. (MDS or the Company) for the quarter ended October 31, 2007 and its financial position as at October 31, 2007.  This MD&A should be read in conjunction with the consolidated financial statements and notes that follow, all of which have been prepared in accordance with Canadian generally accepted accounting principles.  For additional information and details, readers are referred to the annual consolidated financial statements and MD&A for 2006 and the Company’s Annual Information Form (AIF), all of which are published separately and are available at www.mdsinc.com and at www.sedar.com. In addition, the Company’s 40-F filing is available at www.sec.gov.

Our MD&A is intended to enable readers to gain an understanding of MDS’s current results and financial position. We provide information and analysis in our MD&A comparing the results of operations for the current period to those of the same period in the preceding fiscal year and comparing our financial position to that at the end of the preceding fiscal year. We also provide analysis and commentary that we believe is required to assess the Company’s future prospects.  Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations.  These forward-looking statements are affected by risks and uncertainties that are discussed in this document, as well as in the AIF, and that could have a material impact on future prospects.  Readers are cautioned that actual events and results will vary.

Caution Regarding Forward-Looking Statements
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995.  This document contains such statements, and we may make such statements in other filings with Canadian regulators or the United States Securities and Exchange Commission, in reports to shareholders or in other communications, including public presentations.  These forward-looking statements include, among others, statements with respect to our objectives for 2007, our medium-term goals, and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions.  The words “may”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, “optimistic”, and words and expressions of similar import are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved.  We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements.  These factors include, but are not limited to: management of operational risks; the strength of the Canadian and United States economies and the economies of other countries in which we conduct business; our ability to secure a reliable supply of raw materials, particularly cobalt and critical nuclear isotopes; the impact of the movement of the US dollar relative to other currencies, particularly the Canadian dollar and the Euro; changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; the effects of competition in the markets in which we operate; the timing and technological advancement of new products introduced by us or by our competitors; the impact of changes in laws, trade policies and regulations, and enforcement thereof; judicial judgments and legal proceedings; our ability to successfully realign our organization, resources and processes; our ability to complete strategic acquisitions and joint ventures and to integrate our acquisitions and joint ventures successfully; new accounting policies and guidelines that impact the methods we use to report our financial condition; uncertainties associated with critical accounting assumptions and estimates; the possible impact on our businesses from natural disasters, public health emergencies, international conflicts and other developments including those relating to terrorism; and our success in anticipating and managing the foregoing risks.

We caution that the foregoing list of important factors that may affect future results is not exhaustive.  When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.  We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Use of Non-GAAP Measures
In addition to measures based on generally accepted accounting principles (GAAP), in this MD&A we use terms such as adjusted operating income; adjusted earnings before interest, taxes, depreciation and amortization (EBITDA); EBITDA margin; adjusted net income; adjusted EPS; net revenue; operating working capital; and backlog.  These terms are not defined by GAAP and our use of such terms or measurement of such items may vary from that of other companies.  In addition, measurement of both reported and organic growth is not defined by GAAP and our use of these terms or measurement of these items may vary from that of other companies.  Where relevant, and particularly for earnings-based measures, we provide tables in this document that reconcile the non-GAAP measures used to GAAP measures reported on the face of the consolidated financial statements.

Our executive management team assesses the performance of our businesses based on a review of results comprising GAAP measures and these non-GAAP measures. We also report on our performance to the Company’s Board of Directors based on these measures.  In addition, adjusted EBITDA and operating working capital are the primary metrics for our annual incentive compensation plan for senior management.  We provide this non-GAAP detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results and can view our results through the eyes of management.

We also discuss the results of our operations, isolating variances that relate to changes in exchange rates and to acquisitions and divestitures.  We use the term “organic” to describe the results presented in this way.  To isolate the effect of currency movements, we eliminate the impact of foreign currency hedging activities in both the current and prior periods and recalculate the figures for the prior period using the exchange rates that were in effect for the current period. We provide a reconciliation that shows the differences between reported and organic growth figures highlighting the variances caused by currency fluctuations and those caused by business acquisitions or divestitures.

Substantially all of the business of the Sciex division of MDS Analytical Technologies is conducted through two joint ventures. Under the terms of these joint ventures, we are entitled to a 50% share of the net earnings of the worldwide business that we conduct with our partners in these joint ventures. These earnings include a share of the profits generated by our partners that are paid to the joint ventures as profit sharing and which do not qualify as revenues for the joint ventures.

Under Canadian GAAP, we report only our direct revenues and our share of revenues from the joint ventures after deducting appropriate intercompany eliminations, and, consequently, we do not report our share of all end-user revenues, despite the fact that these other businesses contribute to our profitability. In order to provide readers with a better understanding of the drivers of profitability for the Sciex division of MDS Analytical Technologies, in addition to the organic growth of our reported revenues, we also report growth in end-user revenues as reported to us by our joint venture partners.  This figure provides management and readers with additional information on the performance of our global business, including trends in end customer demand and our performance relative to the overall market. We are unable to provide the organic growth in this measure because we do not have access to the underlying currency data.

MDS Pharma Services measures and tracks contract backlog. Contract backlog is a non-GAAP measure that we define to include the amount of contract value associated with confirmed contracts that has not yet been recognized as revenue. A confirmed contract is one for which the Company has received customer acceptance in a manner that is customary for the type of contract involved. For large, long-term contracts, customer acceptance is generally evidenced by the receipt of a signed contract or confirmation awarding the work to MDS. For smaller and short-term contracts, customer acceptance may be documented in other ways, including email messages and oral confirmations. Only contracts for which such acceptances have been received are included in backlog and the amount of backlog for these contracts is measured based on the revenue that is expected to be earned by MDS under the contract terms. A contract is removed from backlog if the Company receives notice from the customer that the contract has been cancelled, indefinitely delayed, or reassigned to another service provider.

Amounts are in millions of United States dollars, except per share amounts and where otherwise noted.

Discontinued Operations
All financial references in this document exclude those businesses that we consider to be discontinued.  Our discontinued businesses include our diagnostics businesses, certain early-stage pharmaceutical research services operations, and our interest in Source Medical Corporation (Source).  All financial references for the prior year have been restated to reflect this treatment.

Change in Presentation Related to Reimbursement of Out-of-Pocket Costs
MDS Pharma Services incurs certain out-of-pocket costs on behalf of its customers for which the Company has a right to reimbursement. These include stipends paid to study participants in early-stage clinical trials, courier costs associated with the delivery of study samples to central laboratories, and other out-of-pocket costs, mostly related to travel. The Company has the right to bill customers for reimbursement of these amounts but is generally not entitled to a mark-up or other form of profit margin related to these activities.

In financial reports filed for prior periods, the amount of the reimbursement was offset against the related out-of-pocket cost, and, because these amounts offset, neither a revenue nor an expense item was reported associated with this activity. During the fourth quarter, management determined that this presentation was inconsistent with competitor disclosures, generally prepared in accordance with US GAAP. In addition, management has determined that this presentation is consistent with Canadian GAAP.  Therefore, we determined that it would be appropriate to present the financial statements contained in this interim report reflecting separate, but offsetting, revenue (reimbursement revenue) and expense items (reimbursed expenses) for these reimbursable out-of-pocket costs.  We have revised the consolidated revenue and expenses reported for the current period and for the comparable period in 2006, along with the revenues and expenses reported for the MDS Pharma Services segment for these periods. In addition, consolidated revenues reported in the Quarterly Highlights table later in this MD&A have been similarly revised. This change has no impact on operating income, net income, earnings per share, cash flows, or any captioned item on the consolidated statements of financial position.

Throughout this report, when we refer to total revenues we mean revenues including reimbursement revenues. We use the term net revenues to mean revenues excluding such amounts.  All revenue growth figures and adjusted EBITDA margin figures are based on net revenues. We use net revenues to measure the growth and profitability of MDS and MDS Pharma Services because the pass-through invoicing of reimbursable out-of-pocket expenses varies from period-to-period, is not a reliable measure of the underlying performance of the business, and does not impact net income or cash flows in any significant way. Management assesses and rewards the performance of MDS Pharma Services and the segment’s senior management team using metrics that are based on net revenues.

Introduction
MDS is a global life sciences company that provides market-leading products and services that our customers use for the development of drugs and the diagnosis and treatment of disease.  Through our three business segments, we are a leading global provider of pharmaceutical contract research services (MDS Pharma Services), medical isotopes for molecular imaging and radiotherapeutics (MDS Nordion), and analytical instruments (MDS Analytical Technologies). Each of these business segments sells a variety of products and services to customers in markets around the world.

MDS Inc.
Consolidated Operating Highlights

Fourth Quarter					Fiscal Year
		% Change					% Change
2007	2006	Reported	Organic		2007	2006	Reported
$318	$260	22%	(1%)	Net revenues	$1,162	$1,002	16%
20	25			Reimbursement revenues	91	105
$338	$285			Total revenues	$1,253	$1,107

25	18	39%		Operating income (loss)	(39)	48	n/m
				Adjustments:
(4)	(11)			Restructuring charges, net	40	(7)
2	-			Valuation provision	8	6
(2)	(2)			Mark-to-market on interest rate swaps	(1)	1
(3)	-			MAPLE settlement	(6)	9
(5)	-			Gain on sale of businesses	(4)	(2)
-	-			FDA provision	61	-
5	-			Acquisition integration	19	-
18	5	260%		Adjusted operating income	78	55	42%
26	18			Depreciation and amortization	91	63
$44	$23	91%	177%	Adjusted EBITDA	$169	$118	43%

14%	9%			Adjusted EBITDA margin on net revenue	15%	12%
n/m = not meaningful

Consolidated net revenues, which exclude reimbursement revenues associated with reimbursed expenses in the MDS Pharma Services segment, were up 22% on a reported basis to
$318 million for the fourth quarter of 2007 compared to $260 million last year. The Molecular Devices (MD) division of MDS Analytical Technologies, which was acquired earlier this year, added $54 million of net revenue in the quarter, pushing net revenue growth for MDS Analytical Technologies to 92% compared to the fourth quarter of 2006. MDS Pharma Services net revenues increased 1% compared to the same period in 2006, as 10% growth in our late-stage businesses continued to be offset by declines in the early-stage businesses. MDS Nordion net revenues were level compared to the same period in 2006 on a reported basis, and up 3% excluding the impact of deferred revenue realized last year associated with our Zevalin® contract, which expired in February 2007.

On an organic basis, net revenues were down by 1% while adjusted EBITDA grew by 177%, which reconcile to reported growth as follows:
	Net Revenue	Adjusted EBITDA
Reported growth	22%	91%
Growth attributable to the acquisition of MD	(21%)	(48%)
Impact of Hamburg clinic sale	1%	4%
Impact of currency fluctuations on growth	(3%)	130%
Organic growth	(1%)	177%

Operating income for the fourth quarter of 2007 was $25 million compared to $18 million reported for the same period in 2006.  Excluding the impact of MD, which had an operating loss of $2 million after deducting $11 million in expenses for integration and amortization, operating income for the fourth quarter of 2007 was $27 million, an increase of 50% over the same period last year. All businesses experienced growth in operating income compared to the prior year.

Adjusted EBITDA for the quarter was $44 million, up 91% compared to $23 million reported for last year. On a year-over-year basis, the significant decline in the value of the US dollar negatively impacted adjusted EBITDA by $15 million due to both the foreign exchange impact on our operating activities and the impact of foreign exchange on certain monetary assets and liabilities.  MDS Pharma Services delivered continued improvement in adjusted EBITDA, reporting sequential improvement in adjusted EBITDA for the fifth consecutive quarter.  MDS Analytical Technologies also had a strong quarter on an adjusted EBITDA basis, with and without the impact of the MD acquisition.

Adjustments reported for the quarter include $5 million of costs related to the integration of MDS Analytical Technologies, including $2 million related to amortization of fair value increments recorded for deferred revenue from service contracts. Although we report this deferred revenue adjustment as an operating income adjustment in this non-GAAP measure, our GAAP-based income statement reports this amount as a reduction in revenues.

Other adjustments for the quarter include an additional $3 million of investment tax credits realized as we settled prior year claims associated with the MAPLE facility and a $2 million mark-to-market adjustment on interest rate hedges. We also released $4 million of restructuring reserves related primarily to severance costs for employees who left voluntarily prior to their planned termination.

In early August 2007, we invested in $17 million of asset-backed commercial paper that has since been affected by the recent liquidity disruption in that market. We recorded a valuation provision of $2 million as an adjusting item to reflect our estimate of the current value of that asset. The provision reflects management’s best estimate of the likely impairment based on a risk-adjusted estimate of expected future cash flows.  Continuing uncertainties regarding the value of the assets, the nature and timing of future cash flows, and the outcome of the restructuring of this financial market may impact the amount that MDS will ultimately realize on this investment.

In October, we were advised that we were entitled to receive $5 million of bankruptcy proceeds resulting from the final liquidation of Protana Inc. (formerly MDS Proteomics Inc.). This recovery is included in other income and it has been treated as an adjusting item.

Selling, general, and administration (SG&A) expenses for the quarter totaled $92 million or 29% of net revenues compared to $59 million and 23% last year. The increase in SG&A of $33 million includes $17 million resulting from the addition of MD during the year. Also, the significant $0.12 drop in the value of the US dollar compared to the Canadian dollar following our July quarter-end resulted in consolidated foreign exchange losses from the translation of certain monetary assets and liabilities of $11 million, compared to a $1 million loss in the prior-year quarter.

We spent $22 million on research and development (R&D) activities in the fourth quarter this year and expensed $8 million, compared to spending of $14 million last year, of which we expensed $7 million. The majority of the increase in R&D spending comes from the spending in our new MD business.

Consolidated depreciation and amortization expense increased $8 million compared to the fourth quarter of last year.  In the fourth quarter of 2007, we amortized $6 million of intangible assets acquired as part of the MD transaction.  In total, we recorded $161 million of intangible assets related to acquired technology, reagents, and intellectual property that we currently estimate will be amortized over a weighted average useful life of 6 years. Capital expenditures for the quarter were $28 million, compared to $14 million in the fourth quarter of 2006.

Income from continuing operations for the quarter was $17 million, reflecting these strong results from our businesses and was up 21% compared to $14 million reported for continuing operations last year.

The loss from discontinued operations of $2 million for the fourth quarter this year reflects costs associated with the sale of our Canadian diagnostics businesses. Income from discontinued operations of $33 million for 2006 reflects the operating results of our Canadian diagnostics businesses for that period.

Earnings per share from continuing operations were $0.14 for the quarter, compared to $0.10 in 2006.  Adjusted earnings per share from continuing operations for the quarter were $0.09 compared to $0.02 earned in the same period last year.  Earnings per share from discontinued operations were a loss of $0.01 compared to income of $0.23 last year. Adjusted earnings per share for the two periods were as follows:

	Fourth Quarter		Fiscal Year
	2007	2006	2007	2006
Basic EPS from continuing operations – as reported	$0.14	$0.10	$(0.26)	$0.21
Adjustments:
Restructuring charges, net	(0.02)	(0.05)	0.24	(0.04)
Valuation provision	0.01	-	0.06	0.05
Mark-to-market on interest rate swaps	(0.01)	-	(0.01)	-
MAPLE settlement	(0.01)	-	(0.03)	0.04
Gain on sale of long-term investment and businesses	(0.04)	-	(0.02)	-
FDA provision	-	-	0.31	-
Acquisition integration	0.02	-	0.09	-
Tax rate changes	-	(0.03)	-	(0.03)
Adjusted EPS	$0.09	$0.02	$0.38	$0.23

MDS Pharma Services
Financial Highlights

Fourth Quarter					Fiscal Year
		% Change					% Change
2007	2006	Reported	Organic		2007	2006	Reported
$66	$70	(6%)		Early-stage	$254	$268	(5%)
57	52	10%		Late-stage	223	191	17%
123	122	1%	-	Net revenues	477	459	4%
20	25			Reimbursement revenues	91	105
143	147			Total revenues	568	564

(78)	(91)			Cost of revenues	(326)	(343)
(20)	(25)			Reimbursed expenses	(91)	(105)
(40)	(37)			Selling, general, and administration	(138)	(128)
(9)	(9)			Depreciation and amortization	(35)	(30)
4	1			Restructuring charges, net	(31)	-
-	-			Equity earnings (loss)	-	(1)
-	(1)			Other income (expenses)	(65)	4
-	(15)			Operating loss	(118)	(39)
				Adjustments:
(4)	(1)			Restructuring charges, net	31	-
-	-			Loss (gain) on sale of a business	4	(2)
-	-			FDA provision	61	-
(4)	(16)	n/m		Adjusted operating loss	(22)	(41)	n/m
9	9			Depreciation and amortization	35	30
$5	$(7)	n/m	n/m	Adjusted EBITDA	$13	$(11)	n/m

$20	$9			Capital expenditures	$48	$35

MDS Pharma Services net revenues grew 1% as a result of continued revenue growth from our late-stage businesses. Late-stage revenues grew 10% compared to the fourth quarter of 2006; however, this growth was largely offset by weaker early-stage revenues, which were down 6% compared to the same quarter last year. Weakness in revenues from bioanalytical and discovery/preclinical services more than offset otherwise strong growth in drug safety testing. Phase I revenues were level with the fourth quarter last year and are gaining momentum sequentially.

Organic growth in net revenue was nil for the quarter, which reconciles to reported growth as follows:
Net Revenue
Reported net revenue growth	1%
Impact of Hamburg clinic sale	3%
Impact of currency fluctuations on revenue growth	(4%)
Organic net revenue growth	-

Early-stage contract awards were strong this quarter compared to last year; however, we experienced some order weakness and a higher than normal level of  contract cancellations relating to compound failures and customer mergers affecting our late-stage businesses. Combined with the improved conversion of contract backlog, this weakness contributed to an overall decrease in average monthly pharmaceutical research backlog to $385 million, down 10% compared to the fourth quarter of 2006. We are encouraged by the strength of new bioanalytical orders, which doubled compared to the fourth quarter of 2006, as well as the improved quality of our period-end backlog resulting from our focus on bidding on contracts that enable us to achieve reliable profitability.

Average monthly backlog during the quarter
Fiscal 2005 – Quarter 1	$315
Quarter 2	305
Quarter 3	315
Quarter 4	340
Fiscal 2006 – Quarter 1	370
Quarter 2	400
Quarter 3	400
Quarter 4	430
Fiscal 2007 – Quarter 1	450
Quarter 2	450
Quarter 3	420
Quarter 4	385

MDS Pharma Services broke even at an operating income level for the quarter, compared to a loss of $15 million for the same period last year.  Operating income for the current quarter includes $3 million of investment tax credits (ITCs) resulting from the settlement of prior-year claims. MDS Pharma Services also experienced approximately $6 million of unfavourable foreign currency impact in the quarter compared to the prior year.  Fourth quarter 2006 operating income reflects $8 million of spending on the US Food and Drug Administration (FDA) review of our Montreal bioanalytical operations. Spending on this matter during the fourth quarter of 2007 amounted to $6 million, and this was charged to the reserve established for this purpose.

Adjusted EBITDA for the fourth quarter was $5 million, up substantially from the $7 million adjusted EBITDA loss reported for the fourth quarter of 2006. Fiscal 2007 adjustments reflect the release of restructuring provisions related to severance for employees who resigned prior to being terminated and to whom no severance was therefore paid.  Fiscal 2006 operating income was adjusted downwards by $1 million to eliminate a net recovery of certain restructuring costs as the related restructuring initiatives were completed below budget.

During the fourth quarter of 2007, we continued to implement our restructuring plan, largely completing the staff reductions at our Montreal facility, including a substantial reduction of staff supporting the FDA audits and other audits being conducted by our clients. We made substantial progress on the consolidation of central laboratory operations in Europe and completed the closure of our Sittingbourne, UK facility. During the quarter, we also completed the transfer of certain operations from Montreal to our  Bothell, Washington and Lincoln, Nebraska facilities. To date, these restructuring activities have resulted in a headcount reduction of approximately 400 employees and we have utilized $15 million of the restructuring reserve established in the second quarter of 2007 on these activities. The remaining reserve is $11 million and we anticipate further headcount reductions affecting 100 positions in the first half of next year.

Capital expenditures in the pharmaceutical services segment were $20 million compared to $9 million last year.  Late in the quarter, our Beijing, China central laboratory facility moved to larger and more modern facilities, resulting in a significant increase in testing capacity. The new facility also provides for more kit production space and can accommodate a wider range of specialized clinical testing services.

Regulatory Review of Montreal Bioanalytical Operations
The six-month time limit imposed by the FDA for generic audits has passed, and we believe we have substantially completed all site audits for generic  customers that were required of them by the FDA.  We continue to receive a limited number of study audit requests from innovator customers and expect we may continue to receive these requests in low numbers in the coming months.

We have responded to questions from European regulators about the nature of the work that was done for the FDA.  Although we are not able to assess the potential impact of possible foreign regulatory actions, if any, at this time we are satisfied with the progression of these discussions.

During the second quarter, we approved and recorded a $61 million provision for a reimbursement policy for clients who have incurred or will incur third party audit costs or study re-run costs to complete the work required by the FDA and other regulators. We have utilized $11 million of this reserve for such costs, an amount that was partially offset by a foreign currency translation gain on the US-dollar denominated components of the cost estimate. We await reimbursement requests for the majority of the generic and innovator study audits that were completed in our facility.  Based on information currently available, we believe that the remaining reserve of $55 million will be sufficient to cover any agreements reached with clients for study audits, study re-runs, and other related costs.

Full and complete resolution of the bioanalytical regulatory issues has been a key area of focus for MDS Pharma Services and MDS.  We remain committed to working cooperatively with the FDA, other regulators, and our customers to address any regulatory concerns and to support our customers with further follow up, if any.  The remaining reserve reflects our current best estimate of the costs we expect to incur with respect to this work and for obligations we have to clients. There can be no assurance at this time that the full balance of this reserve will be required, or that costs will not exceed the amounts we have currently estimated.

MDS Nordion
Financial Highlights

Fourth Quarter					Fiscal Year
		% Change					% Change
2007	2006	Reported	Organic		2007	2006	Reported
$76	$76	-	(4%)	Net revenues	$289	$297	(3%)
(40)	(39)			Cost of revenues	(150)	(150)
(15)	(14)			Selling, general, and administration	(51)	(51)
-	(2)			Research and development	(2)	(4)
(3)	(4)			Depreciation and amortization	(13)	(15)
	2			Restructuring charges	-	2
3	-			Other income (expenses)	7	(9)
21	19	11%		Operating Income	80	70	14%
				Adjustments:
(3)	-			MAPLE settlement	(6)	9
	(2)			Restructuring charges	-	(2)
-	-			Gain on sale of a business	(1)	-
18	17	6%		Adjusted operating income	73	77	(5%)
3	4			Depreciation and amortization	13	15
$21	$21	-	10%	Adjusted EBITDA	$86	$92	(7%)

$3	$-			Capital expenditures	$8	$-

MDS Nordion revenues were level year-over-year on a reported basis. Revenues for 2006 included $2 million related to deferred revenue associated with the 2004 cancellation of the supply agreement between MDS Nordion and Biogen Idec.  Excluding the impact of this item, revenues were up 3% compared to the fourth quarter of 2006, largely due to the strength of the Canadian dollar this year and increased revenue associated with our expanding TheraSphere® markets. These increases were offset by declines in cobalt shipments and the prior-year sale of a production irradiator that was not repeated in the current-year quarter.

Organic growth in revenues and adjusted EBITDA reconcile to reported growth as follows:
	Net Revenue	Adjusted EBITDA
Reported growth	-	-
Impact of currency fluctuations on growth	(4%)	10%
Organic growth	(4%)	10%

Operating income was $21 million compared to $19 million last year in the same period and adjusted EBITDA was level at $21 million.   There was one adjusting item in the fourth quarter of each year. In the fourth quarter of 2007, we recorded ITCs totaling $3 million as we settled prior-year claims for R&D associated with the MAPLE facility. The adjustment for 2006 was for unused restructuring reserves associated with our European generic radiopharmaceutical manufacturing business, the closure of which was completed at the end of last year.

Capital expenditures in the isotopes segment for the quarter were $3 million, compared to none last year.

Late in the quarter, MDS Nordion announced the signing of a 17-year, $83 million agreement for the supply of cobalt-60 with Rosenergoatom, the operating utility of Russia's nuclear power plants. This contract, together with an existing agreement signed in 2005, provides for a 30% increased supply of cobalt-60 to MDS Nordion by 2016. Cobalt-60 is primarily used for the sterilization of hospital medical supplies to help prevent patient infection and disease by reducing harmful bacteria.

Subsequent to the year-end, we announced the signing of an agreement to sell our external beam therapy and self-contained irradiator product lines. The sale is a key part of MDS Nordion's strategy to focus its resources on being a leading innovator in molecular medicine. Under the terms of this agreement, Best Medical International Inc., a provider of radiotherapy and oncology products, will purchase MDS Nordion's external beam therapy and self-contained irradiator product lines. Best Medical International Inc. will acquire these two product lines with combined annualized revenues of approximately US$32 million at an adjusted EBITDA margin of 5% and approximately 150 employees. The transaction, which is subject to the usual closing conditions, is expected to close in the second quarter of 2008. We anticipate that we will report a loss on disposal of this business, including all costs associated with the disposal, in the range of $4 million to $6 million.

MDS Analytical Technologies
Financial Highlights

Fourth Quarter					Fiscal Year
		% Change					% Change
2007	2006	Reported	Organic		2007	2006	Reported
$119	$62	92%	2%	Net revenues	$396	$246	61%
(60)	(39)			Cost of revenues	(218)	(151)
(23)	(3)			Selling, general, and administration	(64)	(16)
(8)	(5)			Research and development	(27)	(14)
(14)	(5)			Depreciation and amortization	(41)	(18)
(1)	-			Other income (expenses)	(3)	-
13	10	30%		Operating income	43	47	(9%)
				Adjustment:
5	-			Acquisition integration	19	-
18	10	80%		Adjusted operating income	62	47	32%
14	5			Depreciation and amortization	41	18
$32	$15	113%	74%	Adjusted EBITDA	$103	$65	58%
$2	$2			Capital expenditures	$10	$7

MDS Analytical Technologies reported revenues of $119 million for the fourth quarter of 2007, compared to $62 million for the same period last year. Fourth quarter revenues for the current year include $54 million of revenues from the newly acquired Molecular Devices business (MD). This amount is net of a $2 million purchase price adjustment related to assigning fair value to deferred service contracts that were on the acquisition date balance sheet of MD. Excluding this adjustment, MD revenues were up 15% compared to the same three-month period in 2006, and have totalled $140 million since the acquisition date.

MD has been a strong contributor to segment revenues and adjusted EBITDA since it was combined with Sciex.  Given the strong start, we believe the division is on track to exceed the expected $190 million in revenues and $45 - $50 million in adjusted EBITDA in the first full year of MDS ownership.

Sciex grew revenues by 5%, and the small molecule markets continued to be an area of strength for the business. Our high-end triple-quad and ion-trap instruments have maintained strong sales momentum, across most markets.  Good strength from our core LC/MS products was augmented by continued strength from our ICP/MS product line, although the proteomics markets continued to perform below expectations.  End-user revenues for Sciex products grew 4% in the fourth quarter compared to the same period last year.

Organic growth in revenues and adjusted EBITDA reconcile to reported growth as follows:
	Net Revenue	Adjusted EBITDA
Reported growth	92%	113%
Growth attributable to the acquisition of MD	(87%)	(73%)
Impact of currency fluctuations on growth	(3%)	34%
Organic growth	2%	74%

Operating income was $13 million for the fourth quarter of 2007 compared to $10 million for the fourth quarter of 2006, an increase of 30%, all of which results from the Sciex business. On an operating income basis, MD lost $2 million in the fourth quarter because of the acquisition-related items.

Adjusted EBITDA for the quarter was $32 million compared to $15 million last year.  Excluding growth attributable to the acquisition of MD and the impact of currency fluctuations on growth adjusted EBITDA grew by 74% as a result of improved gross margins, increased development costs deferred and a $2 million gain on the sale of land.  The adjustment for integration costs of $5 million for the quarter includes $2 million of deferred service contract revenue adjustments.  There were no adjustments in the prior year.

Increased SG&A and R&D expenses in MDS Analytical Technologies for the fourth quarter of 2007 reflect the additional costs associated with the MD business. Depreciation and amortization expense was also up, reflecting $6 million for amortization of intangible assets acquired as part of the MD acquisition, plus the inclusion of depreciation on MD property, plant, and equipment.

Capital expenditures (excluding capitalized development costs) were $2 million this year and last year.

During the fourth quarter, MDS Analytical Technologies announced the launch of a significant advance in high-speed imaging technologies with the release of the MetaMorph(R) ICS (Integrated Confocal System), in partnership with VisiTech International, a manufacturer of confocal hardware. This turnkey, confocal microscope is the first of its kind in the imaging industry. It has the capability to obtain high resolution images in multiple dimensions to support researchers in their exploration of live cell and functional imaging without the limitations inherent in other high-speed imaging technologies.

The division also introduced a new automated toxicology testing application for drugs of abuse. The new Cliquid™ Drug Screen and Quant Software for Routine Forensic Toxicology applications equips toxicology laboratories for the first time with a built-in library of 1,200 compounds and a search reporting function designed to screen hundreds of drugs in less than 20 minutes. This software application is an improvement over existing toxicology testing methods. It enables faster delivery of results, more thorough screening and, ultimately, more accurate analysis to be used as evidence in criminal court cases.

Corporate and Other
Financial Highlights
Fourth Quarter			Fiscal Year
2007	2006		2007	2006
$(14)	$(5)	Selling, general, and administration	$(33)	(30)
-	8	Restructuring charges	(9)	5
5	2	Other income (expense)	-	(1)
-	(1)	Equity earnings	-	(4)
(9)	4	EBITDA	(42)	(30)
		Adjustments:
(5)	-	Gain on sale of investments	(7)	-
(2)	(2)	Mark-to-market adjustments	(1)	1
2	-	Valuation provisions	8	6
-	(8)	Restructuring charges	9	(5)
$(14)	$(6)	Adjusted EBITDA	$(33)	$(28)

Corporate SG&A expenses were $14 million for the quarter this year, including a $4 million of foreign exchange loss on balance sheet translation.

Other income for the quarter includes a $2 million mark-to-market gain on certain interest rate derivatives and a $2 million valuation provision for asset-backed commercial paper we own and which is not currently liquid. Also included in other income is $5 million of bankruptcy proceeds resulting from the wind-up of Protana Inc., a successor company to MDS Proteomics. We were advised by the liquidator of these proceeds late in the fourth quarter and we expect to receive the funds in the first half of 2008.  Other income for the fourth quarter in 2006 included a $2 million mark-to-market gain and an $8 million release of restructuring reserves originally set aside in 2005 for expected contract cancellation costs. We were able to negotiate termination of this contract without penalty during 2006 and as a consequence, this reserve was no longer required. All of these items were treated as adjustments to arrive at adjusted EBITDA for the quarter.

Fourth quarter interest expense increased from $6 million in 2006 to $7 million in 2007 and interest income in the quarter was $7 million this year compared to $4 million last year.

Income Taxes
Our effective income tax rate for the quarter was 32% and below our expected rate of 36% due to the fact that the bankruptcy proceeds that we recorded in the quarter relating to the wind-up of Protana Inc. are not subject to income tax.

Discontinued Operations
The results of our discontinued businesses for the fourth quarter of 2007 and 2006 were as follows:
	Three months to October 31		Year ended October 31
	2007	2006	2007	2006
Net revenues	$-	$82	$95	$362
Cost of revenues	-	(45)	(57)	(225)
Selling, general and administration	(1)	(15)	(16)	(53)
Depreciation and amortization	-	(3)	-	(10)
Restructuring charges	-	-	-	(1)
Other expenses	-	(3)	-	(3)
Equity earnings	-	1	1	3
Operating income (loss)	(1)	17	23	73
Gain on sale of discontinued operations	-	-	904	24
Dividend and interest income	-	1	1	2
Income tax recovery (expense)	-	16	(117)	7
Minority interest – net of tax	(1)	(1)	(5)	(8)
Income (loss) from discontinued operations – net of tax	$(2)	$33	$806	$98
Basic earnings per share	$(0.01)	$0.23	$6.12	$0.68
Diluted earnings per share	$(0.01)	$0.23	$6.10	$0.68

The results from discontinued operations in the fourth quarter of 2007 reflect expenses associated with the sale of our diagnostics business.  The results from discontinued operations for 2006 include results from the Canadian diagnostic services business and certain small MDS Pharma Services businesses discontinued in 2005.

Liquidity and Capital Resources
	October 31 2007	October 31 2006	Change
Cash, cash equivalents and short-term investments	$350	$388	(10%)
Operating working capital[1]	$55	$104	(47%)
Current ratio	1.6	2.3
1 Our measure of operating working capital equals accounts receivable plus unbilled revenue and inventory less accounts payable, accrued liabilities, and current deferred revenue.

Cash and short-term investments totalled $350 million compared to $314 million at the end of July 2007 and $388 million at the end of October 2006. The increase in cash primarily results from an increase in accounts payable at year-end.

As at the date of this report, we had $17 million in short-term investments in asset-backed commercial paper (ABCP) that was purchased in August 2007.  This ABCP was due to mature on September 7, 2007 and the issuer has been affected by the recent liquidity issues in these investment markets.  We received notice on the roll-over date that the sponsor of these obligations would be unable to meet its obligations. At the present time, we have only limited access to information that would help us to determine the amount and timing for the repayment of these obligations. As a result, we have estimated that a write-down in the value of these investments is required, and accordingly, we recorded a $2 million provision in the fourth quarter. In addition, while these investment vehicles would ordinarily qualify as cash equivalents, we believe that the current market conditions are such that it is no longer appropriate to record these investments as current assets. We have therefore classified these commercial paper assets as long-term investments that are available for sale.

Operating working capital of $55 million at the end of the fourth quarter was down from  $81 million at the end of July, and down substantially compared to the October 2006 balance of $104 million.  The decline since the 2006 year-end reflects higher than usual accounts payable and accrued liabilities as at October 31, 2007. This reflects, in part, the balance that remains unpaid from the FDA and restructuring provisions recorded in the second quarter, along with  an increase in trade payables at year-end, partially driven by increased capital expenditures in the fourth quarter.   The FDA and restructuring provisions are offsetting the addition of operating working capital associated with MD.  We expect that our operating working capital will rise to normal levels in future quarters as these reserves are utilized and accounts payable drop to normal levels.

We expect our operating cash inflows to remain strong throughout fiscal 2008.  Cash outflows are expected to include FDA –related reimbursements to our customers and the payment of severance obligations associated with our restructuring activities. In addition, we will make a principal repayment of $79 million on our long-term debt in December 2007.  We believe that these liquidity needs can be satisfied from cash generated by operations and cash on hand. We also have available a C$500 million, five-year, committed, revolving credit facility to fund our liquidity requirements. There were no borrowings under this facility as at October 31, 2007.  We do not believe that the current liquidity issues affecting the ABCP markets will have any significant impact on our liquidity.

Cash used in investing activities for continuing operations totalled $48 million for the fourth quarter this year, compared to $11 million for 2006, primarily due to capital expenditures.  The $28 million of capital expenditures this year includes higher levels of capital expenditures in MDS Pharma Services related to investments in information systems to support growth in MDS Pharma Services, the 300-bed expansion of our Phoenix, Arizona Phase I clinic and the build-out of our central laboratory in Beijing, China.

Financing activities (excluding discontinued operations) used $13 million of cash in the quarter, primarily for scheduled debt repayments, compared to $5 million in the prior year.  Cash used in financing activities for the prior year included a $3 million dividend payment.

We believe that cash flow generated from operations, coupled with available borrowings from existing financing sources, will be sufficient to meet our anticipated requirements for acquisitions, capital expenditures, research and development expenditures, FDA settlements, restructuring costs and operations in 2008.  At this time, we do not reasonably expect any presently known trend or uncertainty to affect our ability to access our current sources of cash.  We remain in compliance with all covenants for our senior unsecured notes and our bank credit facility.

Contractual Obligations
In October 2007, we signed a 17-year, $83 million cobalt supply agreement in the normal course of business. Aside from this, there have been no material changes in contractual obligations since October 31, 2006 other than those arising from the acquisition of MD, and there has been no substantive change in any of our long-term debt or other long-term obligations since that date.  We have not entered into any new guarantees of the debt of third parties, nor do we have any off-balance sheet arrangements.  The acquisition of MD has added $6 million of annual commitments related to operating leases and approximately $14 million of inventory purchase commitments in 2007.

Derivative Instruments
We use derivative financial instruments to manage our foreign currency and interest rate exposure.  These instruments consist of forward foreign exchange and option contracts and interest rate swap agreements entered into in accordance with our established risk management policies and procedures.  All derivative instrument contracts are with banks listed on Schedules I to III to the Bank Act (Canada) and the Company utilizes financial information provided by certain of these banks to assist in the determination of fair market values of the financial instruments.

The net mark-to-market value of all derivative instruments at October 31, 2007 was a net liability of $6 million.  We recorded a $2 million mark-to-market gain on interest rate swaps during the fourth quarter of 2007.

Capitalization
	October 31, 2007	October 31, 2006	Change
Long-term debt	$384	$394	(3%)
Less: cash and cash equivalents and short-term investments	350	388	(10%)
Net debt	34	6	466%
Shareholders’ equity	1,929	1,414	36%
Capital employed[1]	$1,963	$1,420	38%
Debt to Total Capital	17%	22%
 1 Capital employed is a measure of how much of our net assets is financed by debt and equity.

Long-term debt decreased $10 million due to principal payments, and the current portion of the long-term debt is $94 million compared to $20 million at October 31, 2006. The increase in the current portion reflects the inclusion of $79 million of long-term debt that will be repaid in December 2007. During the third quarter, we de-designated $70 million of the US-dollar debt as a hedge of our US net investment in accordance with the provisions of CICA Handbook Section 3865 and entered into foreign exchange contracts to fix the exchange rate that we will pay to buy the US dollars required to make the December debt payments. Gains and losses on the foreign exchange contracts and on this portion of the US-dollar denominated debt are offsetting.

Quarterly Highlights
Following is a summary of selected financial information derived from the Company’s unaudited interim period consolidated financial statements for each of the eight most recently completed quarters.  This financial data has been prepared in accordance with Canadian GAAP and prior periods have been restated to reflect the discontinuance of the operations and the inclusion of reimbursement revenues in the MDS Pharma Services segment, both of which are discussed above.

(millions of US dollars, except earnings per share)
	Fiscal 2007	Oct 2007	July 2007	Apr 2007	Jan 2007
Gross revenues	$1,253	$338	$346	$296	$273
Net revenues	$1,162	$318	$321	$273	$250
Operating income (loss)	$(39)	$25	$13	$(80)	$3

Income (loss) from continuing operations	$(34)	$17	$8	$(57)	$(2)
Net income (loss)	$772	$15	$7	$736	$14
Earnings (loss) per share from continuing operations
Basic and diluted	$(0.26)	$0.14	$0.07	$(0.42)	$(0.02)
Earnings (loss) per share
Basic and diluted	$5.86	$0.13	$0.06	$5.36	$0.10
(millions of US dollars, except earnings per share)
	Fiscal 2006	Oct 2006	July 2006	Apr 2006	Jan 2006
Gross revenues	$1,107	$285	$280	$268	$274
Net revenues	$1,002	$260	$258	$242	$242
Operating income (loss)	$48	$18	$5	$2	$23

Income (loss) from continuing operations	$29	$14	$3	$(2)	$14
Net income (loss)	$127	$47	$19	$14	$47
Earnings (loss) per share from continuing operations
Basic and diluted	$0.21	$0.10	$0.02	$(0.01)	$0.10
Earnings (loss) per share
Basic and diluted	$0.89	$0.33	$0.13	$0.10	$0.33

Items that impact the comparability of operating income include:
•
Results for the quarter ended April 30, 2007 reflect a $792 million net gain from the sale of our diagnostics businesses, the 41 days of operating results of Molecular Devices, $61 million of charges related to assisting clients in respect of the FDA review, and $28 million of restructuring charges.

•	Results for the quarter ended January 31, 2007 reflect the impact of restructuring charges totaling $13 million.
•	Results for the quarter ended April 30, 2006 reflect a loss of $9 million resulting from the completion of the MAPLE settlement.

Outlook
On November 30 and December 5, 2007, we announced that MDS Nordion was experiencing an interruption in supply of medical isotopes from our primary supplier, Atomic Energy of Canada Limited while they completed a scheduled shutdown and an upgrade to the electrical system of the National Research Universal reactor. Our supplier advised us that they are working closely with industry regulators on this matter. They also advised us that production was scheduled to recommence in early to mid-January. While we are working closely with our global supply network to lessen the impact of this shutdown, we will not be able to fully mitigate the impact of this supply disruption on our results. We currently estimate the impact of this disruption on adjusted EBITDA at $8 to $9 million in total for the first quarter of 2008.

We closed our 2007 fiscal year strongly, with all businesses showing growth over the prior year. Despite the supply issues at MDS Nordion, we believe that the Company is well positioned as we enter fiscal 2008.

Our integration of MDS Analytical Technologies is tracking well to plan and we continue to believe that the MD business will exceed our first year targets of $190 million in revenue and adjusted EBITDA of between $45 million and $50 million. We are pleased by the continued pace of new product launches and we will continue to drive innovation in this business next year. Our MetaMorph® ICS microscope launch this quarter was well received and is an example of our commitment to provide leading-edge technology to our customers in the drug development industry. Strong sales of FLIPR Tetra and Image Express during the year have contributed to positive momentum as we enter fiscal 2008. Continued growth from our many new platforms is expected. We also anticipate continuing strong adjusted EBITDA margins from MDS Analytical Technologies as we complete our integration and drive further migration of our production capabilities to Asia.

We are pleased with the continuing improvement in profitability at MDS Pharma Services. The business has now delivered five straight quarters of sequential improvement in adjusted EBITDA.  By year-end, the business had implemented 80% of the restructuring initiatives announced earlier in the year, although the timing of completing these steps meant that the savings from these activities were only partially realized this year. We expect adjusted EBITDA in this business to improve further in fiscal 2008 because of the actions we took this year.

We have been very pleased with the performance of our late-stage operations this year, which produced strong revenue growth and solid adjusted EBITDA. Although a number of contract cancellations have resulted in reduced reported backlog at year-end, our focus on bidding only on contracts from which we can achieve solid profitability has improved the quality of the remaining backlog. In addition, the increase in bioanalytical orders in the fourth quarter increases our level of confidence that our customers in this line of business are returning.

MDS Nordion has continued solid performance this year and has been able to grow both revenues and adjusted EBITDA after taking into account foreign exchange, the Biogen Idec deferred revenue, and the unusual market conditions that existed in the first half of 2006. Our expanded contract for cobalt supply with Rosenergoatom positions MDS Nordion well to serve continued growth in cobalt sterilization. It is also evidence of our strength in establishing new business relationships on a global basis.